SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Appendix 4B (Rules 4.1, 4.3)

Half yearly/preliminary final report

Introduced 30/6/2002

Name of entity:	National Australia Bank Limited (the “Company”)
A reference in this Appendix 4B to the “Group” is a reference to the Company and its controlled entities.

ABN or equivalent company reference	Half Yearly	Preliminary Final	Half year/ Financial Year Ended
(‘Current Period’)
ABN 12 004 044 937	☒	☐	31-Mar-03

For announcement to the market

Extracts from this report for announcement to the market				$m

Revenues from ordinary activities (item 1.1)	down	30%	to	11,355

Profit (loss) from ordinary activities after tax attributable to members (item 1.22)	down	17%	to	1,867

Profit (loss) from extraordinary items after tax attributable to members				nil

Net profit (loss) for the period attributable to members (item 1.11)	down	17%	to	1,867

Dividends (distributions)

	Amount per security	Franked amount per security
Interim dividend (item 15.6)	80 cents	100%

Previous corresponding period (item 15.7)	72 cents	100%

Record date for determining entitlements to the dividend (see item 15.2)	13 June 2003

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

The previous corresponding period includes a contribution from SR Investment, Inc. and its wholly owned subsidiary HomeSide

Lending, Inc (HomeSide), which was sold effective 1 October 2002.

The reduction in net profit attributable to members has been impacted by the sale of HomeSide ($107 million) and the adverse movement in the revaluation profit / (loss) (the excess of net market value over net assets of life insurance controlled entities) of

$609 million ($442 million after tax).

Excluding the impact of these, net profit attributable to members has increased from the prior corresponding period.

The reduction in revenues from ordinary activities reflects the matters above, together with lower life insurance income and the inclusion of proceeds from the sale of the operating assets of HomeSide in the prior corresponding period.

For further details refer to the half-yearly results announcement 2003.

This half-yearly report is to be read in conjunction with the 2002 annual financial report. All currency amounts are expressed in

Australian dollars unless  otherwise stated.

Consolidated statement of financial performance

		Current period - $m	Previous corresponding period - $m

1.1	Revenues from ordinary activities (see items 1.23 - 1.25)	11,355	16,177
1.2	Expenses from ordinary activities (see items 1.26 & 1.27)	8,792	13,056
1.5	Profit (loss) from ordinary activities before tax	2,563	3,121
1.6	Income tax on ordinary activities	686	858
1.7	Profit (loss) from ordinary activities after tax	1,877	2,263
1.8	Profit (loss) from extraordinary items after tax	—	—
1.9	Net profit (loss)	1,877	2,263
1.10	Net profit (loss) attributable to outside equity interests	10	7
1.11	Net profit (loss) for the period attributable to members	1,867	2,256

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserves	—	(16)
1.13	Net exchange differences recognised in equity	(852)	(937)
1.14	Other revenue, expense and initial adjustments recognised directly in equity
	Net increase in retained profits on initial adoption of:
	AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	1,151	—
1.15	Initial adjustments from UIG transitional provisions	—	—
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 - 1.15)	299	(953)
1.17	Total changes in equity not resulting from transactions with owners as owners	2,166	1,303

Earnings per security (EPS)

		Current period	Previous corresponding period
1.18	Basic EPS	116.3	139.0
1.19	Diluted EPS	114.2	135.9

Notes to the consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $m	Previous corresponding period - $m
1.20	Profit (loss) from ordinary activities after tax (item 1.7)	1,877	2,263
1.21	Less (plus) outside equity interests	10	7
1.22	Profit (loss) from ordinary activities after tax attributable to members	1,867	2,256

Revenue and expenses from ordinary activities

	Current period - $m	Previous corresponding period - $m

Revenue (items 1.23 - 1.25)
Interest income
Loans to customers	7,539	6,806
Marketable debt securities	796	702
Other financial institutions	216	279
Other interest	(116)	498
	8,435	8,285
Life insurance income
Premium and related revenue	503	482
Investment revenue	224	2,181
	727	2,663
Other banking and financial services income
Dividends received from other entities	18	16
Profit on sale of property, plant and equipment	13	7
Loan fees from banking	705	657
Money transfer fees	510	499
Trading income	318	276
Foreign exchange income	7	2
Fees and commissions	735	667
Proceeds from sale of operating assets	—	2,299
Other income	126	165
	2,432	4,588
Mortgage servicing and origination revenue
Net mortgage servicing fees	—	80
Net mortgage origination revenue	—	191
	—	271

Movement in the excess of net market value over net assets of life insurance controlled entities	(239)	370
Total revenue	11,355	16,177

Expenses (items 1.26 & 1.27)
Interest expense
Deposits and other borrowings	3,481	3,446
Other financial institutions	772	613
Bonds, notes and subordinated debt	358	525
Other debt issues	78	98
	4,689	4,682
Life insurance expenses
Claims expense	513	417
Change in policy liabilities	(250)	1,581
Policy acquisition and maintenance expense	344	385
Investment management fees	39	38
Other life insurance-related expenses	—	2
	646	2,423

	Current period - $m	Previous corresponding period - $m

Personnel expenses
Salaries	1,206	1,280
Related personnel expenses
Superannuation	112	67
Payroll tax	85	77
Fringe benefits tax	18	28
Charge to provide for
Annual leave	17	(1)
Long service leave and retiring allowances	23	23
Performance based compensation	107	99
Restructuring costs	3	9
Other expenses	136	168
Significant restructuring costs
Termination benefits	—	16
	1,707	1,766
Occupancy expenses
Depreciation of buildings and amortisation of leasehold assets	36	42
Operating lease rental expense	143	134
Maintenance and repairs	39	38
Electricity, water and rates	45	44
Other expenses	21	24
	284	282
General expenses
Depreciation and amortisation of plant and equipment	161	169
Loss on sale of property, plant and equipment	4	3
Operating lease rental expense	28	27
Charge to provide for
Non-lending losses and contingencies	23	36
Diminution in value of shares in entities	—	(1)
Fees and commissions	77	60
Communications, postage and stationery	204	245
Computer equipment and software	111	112
Advertising	95	87
Professional fees	137	193
Travel	29	22
Freight and Cartage	17	28
Carrying value of operating assets sold	—	2,219
Motor vehicle expenses	18	15
Other expenses	191	215
Significant restructuring costs	—	8
	1,095	3,438
Amortisation of goodwill
Australia	1	1
Great Britain and Irish banks	32	31
Bank of New Zealand	16	16
	49	48
Charge to provide for doubtful debts
General	322	417

Total expenses	8,792	13,056

Capitalised outlays

1.28	Interest costs capitalised in asset values	—	—
1.29	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	—	—

Consolidated retained profits

		Current period - $m	Previous corresponding period - $m
1.30	Retained profits at the beginning of the financial period	11,148	10,337
1.31	Net profit (loss) attributable to members (item 1.11)	1,867	2,256
1.32	Net transfers (to) and from reserves	246	(7)
1.33	Net effect of changes in accounting policies
	Net increase in retained profits on initial adoption of:
	AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	1,151	—
1.34	Dividends and other equity distributions paid or payable	(1,188)	(1,170)
1.35	Retained profits at the end of the financial period	13,224	11,416

Intangible and extraordinary items

		Consolidated - current period
		Before tax - $m	Related tax - $m	Related outside equity interests - $m	Amount (after tax) attributable to members - $m
2.1	Amortisation of goodwill	49	—	—	49
2.2	Amortisation of other intangibles	—	—	—	—
2.3	Total amortisation of intangibles	49	—	—	49
2.4	Extraordinary items	—	—	—	—
2.5	Total extraordinary items	—	—	—	—

Consolidated statement of financial position

Lines 4.1 to 4.36

	At end of current period $m	As shown in last annual report $m	As in last half- yearly report $m

Assets
Cash assets	6,060	6,294	8,423
Due from other financial institutions	13,760	15,876	18,816
Due from customers on acceptances	20,677	19,474	20,317
Trading securities	21,414	19,590	17,131
Trading derivatives	25,228	12,128	12,838
Available for sale securities	5,005	6,192	6,213
Investment securities	10,925	13,541	10,556
Investments relating to life insurance business	30,278	31,012	32,865
Loans and advances	242,612	231,300	207,636
Mortgage loans held for sale	12	85	101
Mortgage servicing rights	—	1,794	6,044
Shares in entities and other securities	1,186	1,199	1,114
Regulatory deposits	180	129	334
Property, plant and equipment	2,493	2,640	2,558
Income tax assets	1,213	1,292	1,194
Goodwill	787	775	828
Other assets	12,366	14,066	14,669
Total Assets	394,196	377,387	361,637

Liabilities
Due to other financial institutions	49,722	43,279	41,194
Liability on acceptances	20,677	19,474	20,317
Trading derivatives	24,821	12,000	12,384
Deposits and other borrowings	207,040	206,864	190,627
Life insurance policy liabilities	30,206	30,425	32,056
Income tax liabilities	1,255	1,609	2,045
Provisions	1,251	2,809	2,202
Bonds, notes and subordinated debt	18,933	22,192	22,499
Other debt issues	1,808	1,866	1,926
Other liabilities	14,668	13,618	12,936
Total Liabilities	370,381	354,136	338,186
Net Assets	23,815	23,251	23,451
Equity
Contributed equity	9,052	9,931	10,486
Reserves	1,254	2,105	1,480
Retained profits	13,224	11,148	11,416
Equity attributable to members of the parent entity	23,530	23,184	23,382
Outside equity interest in controlled entities	285	67	69
Total Equity	23,815	23,251	23,451

Preference capital included as part of equity attributable to members of the parent entity	2,675	2,675	2,675

Consolidated statement of cash flows

Lines 7.1 to 7.27

	Current period - $m	Previous corresponding period - $m

Cash inflows (outflows) from operating activities:
Interest received	8,275	7,768
Interest paid	(5,035)	(4,830)
Dividends received	18	16
Fees and other income received	2,337	3,434
Life insurance
Premiums received	2,935	5,664
Investment and other revenue received	861	1,575
Policy payments	(2,612)	(5,008)
Fees and commissions paid	(515)	(205)
Personnel expenses paid	(1,667)	(1,744)
Occupancy expenses paid	(249)	(240)
General expenses paid	(1,189)	(1,517)
Income tax paid	(928)	(972)
Goods and services tax paid	(35)	(26)
Net decrease/(increase) in trading securities	(1,839)	2,499
Net decrease/(increase) in mortgage loans held for sale	65	1,318
Net cash provided by operating activities	422	7,732

Cash inflows (outflows) from investing activities:
Movement in investment securities
Purchases	(22,527)	(16,985)
Proceeds on maturity	24,085	16,149
Movement in available for sale securities
Purchases	(9,062)	(8,447)
Proceeds on sale	25	19
Proceeds on maturity	9,613	8,385
Net decrease/(increase) in investments relating to life insurance business	52	(1,376)
Net increase in loans and advances	(18,794)	(8,555)
Net decrease in shares in entities and other securities	14	298
Payments for mortgage servicing rights	—	(610)
Payments for property, plant and equipment	(190)	(206)
Proceeds from the sale of operating assets	—	2,299
Net proceeds from sale of property, plant and equipment	60	168
Net increase in regulatory deposits	(60)	(246)
Net decrease in other assets	3,050	5,400
Net cash used in investing activities	(13,734)	(3,707)

Cash inflows (outflows) from financing activities:
Net increase in deposits and other borrowings	7,124	7,748
Net proceeds from bonds, notes and subordinated debt	2,934	9,134
Repayment of bonds, notes and subordinated debt	(4,839)	(9,501)
Payments from provisions	(240)	(162)
Net proceeds from the issue of ordinary shares	59	107
Payments made under on-market buy-back of ordinary shares	(1,025)	(573)
Dividends paid	(1,106)	(781)
Net decrease in other liabilities	(429)	(7,161)
Net cash provided by/(used in) financing activities	2,478	(1,189)
Net increase/(decrease) in cash and cash equivalents	(10,834)	2,836
Cash and cash equivalents at beginning of year	(21,109)	(18,408)
Effects of exchange rate changes on balance of cash held in foreign currencies	2,041	1,617
Cash and cash equivalents at end of period:	(29,902)	(13,955)
Attributable to operating business	(31,156)	(14,837)
Attributable to statutory funds	1,254	882

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows as follows:

	Current period - $m	Previous corresponding period - $m
New Share Issues:
Dividend reinvestment plan	84	242
Bonus share plan	56	44
Movement in assets under finance lease	(6)	(11)

Reconciliation of cash

Lines 8.1 to 8.5

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

	Current period - $m	Previous corresponding period - $m
Cash assets	6,060	8,423
Due from other financial institutions	13,760	18,816
Due to other financial institutions	(49,722)	(41,194)
Total cash at end of period	(29,902)	(13,955)

Other notes to the financial statements

Ratios

		Current period	Previous corresponding period
	Profit before tax / revenue
9.1	Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	22.6%	19.3%
	Profit after tax / equity interests
9.2	Consolidated net profit (loss from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	17.0%	20.9%

Earnings per security (EPS)

	Current period		Previous corresponding period
	Basic	Diluted	Basic	Diluted
10 Details of basic and diluted EPS reported separately in accordance with paragraphs 9 and 18 of AASB 1027: Earnings Per Share are as follows:

Earnings ($m)
Net profit attributable to members of the company	1,867	1,867	2,256	2,256
Distributions on other equity instruments	(94)	(94)	(95)	(95)
Potential dilutive adjustments
Exchangeable capital units	—	48	—	54
Adjusted earnings (1)	1,773	1,821	2,161	2,215
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,524,226	1,524,226	1,555,105	1,555,105
Potential dilutive ordinary shares
Options	—	5,105	—	7,888
Partly paid ordinary shares	—	560	—	848
Exchangeable capital units	—	65,460	—	65,460
Total weighted average ordinary shares (1)	1,524,226	1,595,351	1,555,105	1,629,301
Earnings per share (cents) (1)	116.3	114.2	139.0	135.9

(1) Diluted earnings per share for the March 2002 half-year has been restated to correct numerical errors in potential dilutive adjustments.

Diluted earnings per share previously disclosed was 134.2 cents.

NTA backing

		Current period	Previous corresponding period

11.1	Net tangible asset backing per ordinary security	$9.98	$9.12

Discontinuing operations

12.1     Discontinuing operations

Whilst not meeting the technical definition of a discontinuing operation in AASB 1042 “Discontinuing Operations”, the following information is relevant to understand the financial performance of the Group.

On 27 August 2002, the Group entered into a contract for the sale of SR Investment, Inc. (which was the direct holding company of HomeSide Lending, Inc. at the time of the sale) to Washington Mutual Bank, FA. This transaction settled on 1 October 2002, and loss of control occurred on this date. The loss on sale of $15m before tax was recognised in the year ended 30 September 2002.

Control gained over entities having material effect

National Australia Bank Limited did not gain control over any entities which had a material effect on the Group during the half-year ended 31 March 2003 or the previous corresponding period.

13.1	Name of entity (or group of entities)	n/a

13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired	n/a

13.3	Date from which such profit has been calculated	n/a

13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	n/a

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	SR Investment, Inc. and its wholly owned subsidiary HomeSide Lending, Inc.

14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$nil

14.3	Date to which the profit (loss) in item 14.2 has been calculated	1 October, 2002

14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$107m

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	Refer 12.1, above

Dividends

15.1	Date the dividend is payable	2 July 2003

15.2

Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved)

13 June 2003

Amount per security

			Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
			cents
	(Half yearly and preliminary final reports)
15.6	Interim dividend:	Current year	80	100%	0%
15.7		Previous year	72	100%	0%

Half yearly report - interim dividend (distribution) on all securities

		Current period - $m	Previous corresponding period - $m
15.10	Ordinary securities	1,205	1,115
15.11	Preference securities	94	95
15.12	Other equity instruments	—	—
15.13	Total	1,299	1,210

The dividend or distribution plans shown below are in operation.

The dividend is paid in cash or part of a dividend plan. Cash dividends are paid by way of:

a) Cash or

b) Direct credit

Dividend plans on offer are:

a) Dividend Reinvestment Plan;

b) Bonus Share Plan; and

c) United Kingdom Dividend Plan (this enables a UK domiciled shareholder to receive either a dividend in GB Pounds or shares via the UK Dividend Plan).

The last date for receipt of election notices for the dividend or distribution plans:

13 June 2003

5pm (Melbourne time)

Details of aggregate share of profits (losses) of associates

Lines 16.1 to 16.7

Associates are accounted for utilising the cost method with only dividends received or receivable recognised in profit and loss. The financial impact of this method does not differ significantly from accounting for Associates under the equity method for the Group.

Material interests in entities which are not controlled entities

Lines 17.1 to 17.4

There are no material interests in entities which are not controlled entities.

Issued and quoted securities at end of current period

Lines 18.1 to 18.12

Category of securities		Total Number	Number Quoted	Issue Price per security (dollars)	Amount paid up per security (dollars)

18.1	Preference Shares
	Trust Units Exchangeable for Preferred Shares (TrUEPrSSM) preference shares (1)	36,008,000	—	not required	not required

	National Income Securities stapled debt/preference shares (2)	20,000,000	20,000,000	not required	not required

18.2	Preference shares issued during the current period	—	—	—	—

18.3	Ordinary Shares
	Fully paid	1,509,591,211	1,509,591,211	not required	not required

	Partly paid	15,730		$4.72	$0.25
	Partly paid	21,180		$4.25	$0.25
	Partly paid	30,500		$5.54	$0.25
	Partly paid	49,920		$5.56	$0.25
	Partly paid	76,744		$6.15	$0.25
	Partly paid	112,385		$9.07	$0.25
	Partly paid	145,080		$10.97	$0.25
	Partly paid	186,180		$10.83	$0.25
	Partly paid	147,059		$11.03	$0.25
	Total Partly paid	784,778

18.4	Changes during current period

	Fully paid ordinary shares issued during the current period

	Executive Share Option Plan no. 2	819,500	819,500	$19.90	$19.90
	Executive Share Option Plan no. 2	75,000	75,000	$23.34	$23.34

	Dividend Reinvestment Plan	2,547,522	2,547,522	$32.42	$32.42

	UK Dividend Plan	20,099	20,099	$32.42	$32.42

	Bonus Share Plan	1,742,343	1,742,343	$32.42	$32.42

	Share Purchase Plan	1,315,630	1,315,630	$32.42	$32.42

	Staff Share Allocation Plan	1,064,790	1,064,790	$31.89	$31.89

	Staff Share Ownership Plan	7,457	7,457	$29.23	$29.23
	Staff Share Ownership Plan	20,628	20,628	$31.89	$31.89
	Staff Share Ownership Plan	92,015	92,015	$32.37	$32.37
	Staff Share Ownership Plan	279,799	279,799	$33.13	$33.13
		7,984,783	7,984,783

	Total Number	Number Quoted	Issue Price per security (dollars)	Amount paid up per security (dollars)

Paying up of partly paid ordinary shares	3,800	3,800	$4.72	$4.72
	4,980	4,980	$4.25	$4.25
	8,600	8,600	$5.54	$5.54
	9,920	9,920	$5.56	$5.56
	13,585	13,585	$6.15	$6.15
	18,310	18,310	$9.07	$9.07
	25,707	25,707	$10.97	$10.97
	26,317	26,317	$10.83	$10.83
	23,509	23,509	$11.03	$11.03
	134,728	134,728

Fully paid ordinary shares bought back on-market during the current period

Total Number	Purchase Price (*)	Total Number	Purchase Price (1)
(1,111,000)	$32.56	(300,000)	$32.38
(1,000,000)	$32.79	(650,000)	$32.05
(1,225,500)	$33.13	(650,000)	$31.96
(1,040,600)	$32.58	(500,000)	$31.76
(630,000)	$33.13	(650,000)	$31.48
(700,000)	$33.44	(400,000)	$31.64
(860,000)	$32.96	(300,000)	$31.69
(700,000)	$33.26	(550,000)	$31.30
(1,120,000)	$32.76	(350,000)	$31.11
(568,636)	$32.97	(700,000)	$30.45
(415,000)	$33.05	(565,000)	$30.30
(609,263)	$33.03	(350,000)	$30.33
(360,000)	$33.30	(300,000)	$30.21
(700,000)	$33.06	(550,000)	$29.71
(550,000)	$33.19	(600,000)	$29.13
(800,000)	$32.51	(300,000)	$29.09
(890,000)	$31.94	(350,000)	$29.52
(580,000)	$31.87	(262,000)	$29.22
(534,484)	$31.65	(500,000)	$29.10
(380,000)	$31.16	(300,000)	$28.71
(300,000)	$31.47	(200,000)	$29.61
(205,000)	$31.98	(450,000)	$29.21
(237,850)	$32.41	(147,682)	$29.12
(70,000)	$32.47	(315,000)	$29.21
(300,000)	$32.75	(320,000)	$29.38
(230,000)	$32.60	(225,000)	$29.22
(142,669)	$32.39	(300,000)	$29.18
(487,000)	$32.23	(465,000)	$28.83
(270,000)	$32.15	(159,773)	$29.15
(30,000)	$32.12	(335,000)	$28.95
(540,000)	$32.15	(463,867)	$28.52
(150,000)	$32.23	(490,000)	$28.56
(300,000)	$32.49	(261,473)	$28.74
(550,000)	$32.22	(265,000)	$30.94
(86,881)	$32.40	(250,000)	$30.81
		(32,448,678)

(*)  The purchase price is the daily weighted average of the Company’s ordinary shares that were purchased. The highest price paid was $33.70 and the lowest price paid was $28.40.

18.5	Convertible Debt Securities	Nil

18.6	Changes during current period	Nil

Category of securities	Total Number	Number Quoted	Exercise Price		Expiry Date

Options
Held under National Australia Bank Executive Share Option Plan No.2 (“ESOP No. 2”)
(refer pages 128 and 130 of the 2002 annual financial report)

18.7 Unexercised options at the beginning of the current period
	839,500	—	$19.90		25-Feb-2003
	12,295,000	—	$28.23		18-Mar-2004
	120,000	—	$23.34		5-Aug-2004
	9,978,500	—	$21.29		24-Mar-2008
	777,500	—	$24.89		27-Sep-2008
	11,383,500	—	$27.85		22-Mar-2009
	1,162,500	—	$28.87		13-Sep-2009
	11,261,000	—	$36.14		13-Jun-2010

18.8 Issued during the current period
ESOP No. 2	5,978,750	—	$30.46		20-Mar-2011
Performance Rights*	1,519,832	—	Refer note	**	20-Mar-2011

18.9 Exercised during the current period
	(819,500)	—	$19.90		25-Feb-2003
	(75,000)	—	$23.34		5-Aug-2004

18.10 Options expired during the current period
	(20,000)	—	$19.90		25-Feb-2003
	(22,500)	—	$21.29		24-Mar-2008
	(10,000)	—	$24.89		27-Sep-2008
	(28,500)	—	$27.85		22-Mar-2009
	(1,500)	—	$28.87		13-Sep-2009
	(79,500)	—	$36.14		13-Jun-2010

Unexercised options at the end of the period
ESOP No. 2	52,739,750	—	—		—
Performance Rights*	1,519,832	—	—		—

18.11 Debentures	—

18.12 Unsecured notes	$ m

Bonds, notes and subordinated debt
Company	18,279
Group	18,933

Exchangeable capital units (3)
Group	1,262

Other debt issues
Company	414
Group	546

*     Performance rights are issued under the Performance Rights Plan approved at the Company’s annual general meeting held on 19 December 2002 Terms of the Plan are explained in the notice of that meeting.

**   The total exercise price payable on the exercise of any performance rights by a holder on a particular day will be $1.00, irrespective of the number of rights exercised on that day.

(1)   On 30 September 1998, a total of 32,008,000 fully paid non-converting non-cumulative preference shares of the Company with a liquidation preference of US$12.50 per share (TrUEPrSSM preference shares) were issued to a depositary in connection with an issue of 16,004,000 Trust Units Exchangeable for Preferred SharesTM (TrUEPrS) by the NAB Exchangeable Preferred Trust, a Delaware business trust that is not controlled by the Company. The underwriters with respect to the TrUEPrS issue subsequently exercised an option resulting in a further issuance of 2,000,000 TrUEPrS (and accordingly, in the issue of a further 4,000,000 TrUEPrS preference shares).

The holders of TrUEPrS receive distributions quarterly in arrears at the rate of 8% per annum on a non-cumulative basis. On 31 December 2047, or the earlier occurrence of certain other exchange events, the holders of TrUEPrS can be required to exchange their TrUEPrS for American depositary shares representing TrUEPrS preference shares, or for cash in some limited circumstances. Until that time, the TrUEPrS preference shares do not pay dividends. After such an exchange event occurs, the TrUEPrS preference shares will automatically convert into non-cumulative preference shares of the company paying a dividend of 8% per annum, if declared.

If a dividend is not paid on the TrUEPrS preference shares, the Company cannot, in certain circumstances, pay distributions, redeem, buy back or reduce capital on any other shares of the Company that rank equally with or junior to the TrUEPrS preference shares.

Holders of the TrUEPrS preference shares are entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders are entitled to vote) on the basis of one vote per TrUEPrS preference share on a limited number of matters including any proposal to wind-up the Company or any proposal to affect the rights attaching to the TrUEPrS preference shares.

The TrUEPrS preference shares are redeemable, in certain limited circumstances, prior to the fifth anniversary of their issue date, and after the fifth anniversary of the issue date, at the Company’s election at a redemption price of US$12.50 plus accrued dividends, if any. The terms of the TrUEPrS preference shares also provide, subject to certain conditions, for a reduction of the share capital of the TrUEPrS preference shares of US$12.49, followed by a redemption of the outstanding share capital attributed to those shares of US$0.01, and for holders to accept a buy-back offer, if made by the Company at a price of US$12.50 plus accrued dividends, if any, for each TrUEPrS preference share.

In a winding-up of the Company, holders of TrUEPrS preference shares will generally rank equally with the holders of other preference shares and will rank for return of capital on the TrUEPrS preference shares in priority to ordinary shareholders. After certain exchange events occur (as referred to above), TrUEPrS preference shares will rank in priority to ordinary shares and equally with other preference shares as to dividends. Presently, the Company’s other preference shares consist of the preference shares issued in connection with National Income Securities, which are described below. Preference shares may also be issued by the Company in connection with its exchangeable capital units.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

(2)   On 29 June 1999, the Company issued 20 million National Income Securities (NIS) at A$100 each. These securities are stapled securities, comprising one fully paid note of A$100 issued by the Company through its New York branch and one unpaid preference share issued by the Company (NIS preference share). The amount unpaid on an NIS preference share will become due in certain limited circumstances, such as if an event of default occurs. If the amount unpaid on an NIS preference share becomes due, the holder can, and must, transfer to the Company the note stapled to that NIS preference share. The transfer of the note to the Company will satisfy the holder’s obligation to pay up the amount on the NIS preference share. The holder will then hold a fully paid NIS preference share.

Each holder of NIS is entitled to non-cumulative distributions based on a rate equal to the Australian 90 day bank bill rate plus 1.25% per annum, payable quarterly in arrears commencing on 15 August 1999. A minimum interest rate of at least 6% per annum was payable until 15 May 2000. Holders of NIS preference shares are not entitled to dividends until the NIS preference shares become fully paid. If the NIS preference shares become fully paid, holders will receive, if declared, a dividend calculated at the same rate and payable on the same basis as for the NIS.

If a dividend is not paid on the NIS preference shares, the Company cannot, in certain circumstances, pay distributions, redeem, buy back or reduce capital on any other shares of the Company that rank equally with or junior to the NIS preference shares.

Holders of the NIS preference shares are entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders are entitled to vote) on the basis of one vote per NIS preference share on a limited number of matters including any proposal to wind-up the Company or any proposal to affect the rights attaching to the NIS preference shares.

With the prior consent of the Australian Prudential Regulation Authority, the Company may redeem each note for A$100 (plus any accrued distributions) and buy back or cancel the NIS preference share stapled to the note for no consideration. This may take place at any time after the fifth anniversary of the issue date of the NIS or earlier in certain limited circumstances.

NIS have no maturity date, are quoted on the stock market of Australian Stock Exchange Limited and on winding-up of the Company will rank for a return of capital behind all deposit liabilities and creditors of the Company, but ahead of ordinary shareholders. In a winding-up of the Company, the holders of fully paid NIS preference shares issued in connection with the NIS will generally rank equally with the holders of other preference shares of the Company with the same number with respect to priority on payment in a winding-up (as specified in accordance with the Company’s constitution), and will rank for a return of capital on the NIS preference shares in priority to the holders of ordinary shares. Presently, the only other class of preference shares on issue are the preference shares issued in connection with the TrUEPrS, which are described above, and which rank equally with the NIS preference shares with respect to priority on payment in a winding-up.  Preference shares may also be issued by the Company in connection with the exchangeable capital units.

(3)   On 19 March 1997, National Australia Capital Securities (UK) PLC, a controlled entity, received funds following the issue of 40 million exchangeable capital units at US$25 each with a cumulative return of 7 7/8% per annum. Under the terms of the exchangeable capital units, the Company has the option to require the exchange of all, but not part, of the exchangeable capital units at any time for 7 7/8% convertible non-cumulative preference shares of the Company. Holders of the exchangeable capital units or the convertible non-cumulative preference shares have the option at any time to exchange their holdings for ordinary shares of the Company initially at the rate of 1.6365 ordinary shares per exchangeable capital unit or convertible non-cumulative preference share, subject to anti-dilution provisions.

As a result of a holder of exchangeable capital units exercising the option to exchange their holdings for ordinary shares of the Company, the number of exchangeable capital units at 31 March 2003 is 39,999,800.

The Company has the right to redeem all or part of the exchangeable capital units or redeem all or part of the convertible non-cumulative preference shares under a special offer at any time after 19 March 2007, with the prior consent of APRA.

Segment information

The following segment information is disclosed in accordance with Australian Accounting Standards AASB 1005 “Segment Reporting” (AASB 1005), AASB 1029 “Interim Financial Reporting” (AASB 1029) and US accounting standard, Statement of Financial Accounting Standards No. 131  “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131). For the purposes of this note, a business/operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance. The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Managing Director and Chief Executive Officer, as well as other members of senior management.

The Group’s business is organised into five major operating segments: Financial Services Australia, Financial Services Europe, Financial Services New Zealand, Corporate & Institutional Banking (formerly known as Wholesale Financial Services), and Wealth Management.  Financial Services Australia, Europe and New Zealand are the retailing arms of the Group and provide a full range of financial services to customers.  These Financial Services businesses are managed on a regional basis across Australia, Europe, and New Zealand. Corporate & Institutional Banking is responsible for the Group’s relationships with large corporations, institutions, supranationals and government bodies worldwide. It comprises Corporate Banking, Markets, Specialised Finance, Financial Institutions Group, Custodian Services and a Support Services unit. Wealth Management manages a diverse portfolio of financial services businesses, comprising Investments, Insurance and Other (Private Bank & Distribution). The Group’s ‘Other’ business segment includes Finance, Technology, Group Funding, People and Culture, Risk Management, Corporate Development and Office of the CEO, and are not considered to be separate reportable operating segments under SFAS 131.

Revenues and expenses directly associated with each business segment are included in determining their result.  Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm’s length between segments operating in different countries.

Comparatives for the previous corresponding period have been restated to reflect the current basis of business segmentation.

The following changes to business segments were made in the 2003 half-year:

(a)  The New Zealand and European capital management units were previously reported in Financial Services New Zealand and Financial Services Europe business units respectively.  In the 2003 half-year, these units were transferred to Group Funding (part of Other) to ensure consistency of capital allocation methodology across business units.

(b)  European asset and liability management activities were previously managed as part of Corporate & Institutional Banking and have now been transferred to Financial Services Europe.

(c)  An update of the cost allocation model was undertaken as part of the Group’s 2003 planning process.  This resulted in refinement of cost allocations between Other and Financial Services Australia.

The 2002 half-year business segment results and total assets have been restated to reflect these changes.

Business segments

Current period	Financial Services Australia $m	Financial Services Europe (1) $m	Financial Services New Zealand $m	Corporate & Institutional Banking $m	Wealth Management $m	Other $m	Inter-segment eliminations $m	Total Group $m
Net interest income	1,710	1,239	328	434	54	(19)	—	3,746
Non-interest income	919	431	161	511	854	44	—	2,920
Inter-segment revenue	31	72	6	(6)	—	12	(115)	—
Total revenue	2,660	1,742	495	939	908	37	(115)	6,666
Other expenses	1,378	1,025	251	328	976	145	—	4,103
Inter-segment expenses	(7)	14	9	69	65	(35)	(115)	—
Total expenses	1,371	1,039	260	397	1,041	110	(115)	4,103
Profit from ordinary activities before tax	1,289	703	235	542	(133)	(73)	—	2,563
Income tax expense	386	226	77	126	(95)	(34)	—	686
Net profit	903	477	158	416	(38)	(39)	—	1,877
Outside equity interest	—	—	—	4	6	—	—	10
Net profit attributable to members of the Company	903	477	158	412	(44)	(39)	—	1,867
Total assets	133,617	65,916	24,916	156,479	44,370	31,936	(63,038)	394,196

Previous corresponding period	Financial Services Australia $m	Financial Services Europe (1) $m	Financial Services New Zealand $m	Corporate & Institutional Banking $m	Wealth Management $m	Other (2) $m	Inter-segment eliminations $m	Total Group $m
Net interest income	1,630	1,232	257	546	56	(118)	—	3,603
Non-interest income	825	442	135	437	3,419	2,634	—	7,892
Inter-segment revenue	35	83	2	(9)	2	11	(124)	—
Total revenue	2,490	1,757	394	974	3,477	2,527	(124)	11,495
Significant expenses (3)	3	—	—	9	5	7	—	24
Other expenses	1,280	1,043	209	439	2,709	2,670	—	8,350
Inter-segment expenses	(16)	16	10	75	46	(7)	(124)	—
Total expenses	1,267	1,059	219	523	2,760	2,670	(124)	8,374
Profit from ordinary activities before tax	1,223	698	175	451	717	(143)	—	3,121
Income tax expense	355	228	59	81	265	(130)	—	858
Net profit	868	470	116	370	452	(13)	—	2,263
Outside equity interest	—	—	—	—	7	—	—	7
Net profit attributable to members of the company	868	470	116	370	445	(13)	—	2,256
Total assets	115,436	65,467	21,620	142,043	46,268	23,528	(52,725)	361,637

(1)  Includes the results of Vivid for the half-years ended 31 March 2003 and 2002.

(2)  Includes the net profit of HomeSide for the half-year ended 31 March 2002, of $107 million and total assets of $7,346 million.

(3)  Restructuring costs relating to termination benefits of $16m and other restructuring costs of $8m have been reclassified as significant items in the 2002 half-year comparatives to accord with the classification made in the 2002 annual financial report and Appendix 4B Preliminary Financial Report for the financial year ended 30 September 2002.  These amounts were previously classified as other expenses for the purposes of the segment note for the half-year ended 31 March 2002.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half-yearly report, by AASB 1029 “Interim Financial Reporting”. The comments do not take the place of the directors’ report and statement (as required by the Corporations Act) and may be incorporated into the directors report and statement. For both half-yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

19.1  Basis of financial report preparation

This report is a general purpose financial report prepared in accordance with the listing rules and AASB 1029 “Interim Financial Reporting”. It should be read in conjunction with the last annual report and any announcements to the market made by the Company during the period.

This report is National Australia Bank Limited’s half-year financial report for the purpose of complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting”. The half-year financial report does not include all notes of the type normally included within the annual report and therefore cannnot be expected to provide as full an understanding of the financial performance, financial position and investing activities of the economic entity as the full financial report. The half-year financial report should be read in conjunction with the annual report as at 30 September 2002.

The half-year financial report has been prepared in accordance with the requirements of the Corporations Act 2001, the recognition and measurement requirements of applicable accounting standards and Urgent Issues Group Consensus Views.

The accounting policies adopted in this report are consistent with those applied in the annual financial report as at 30 September 2002, except for the change in accounting policy as disclosed at item 19.5.

19.2  Material factors affecting the revenues and expenses of the economic entity for the current period.

Nil

19.3  A description of each event since the end of the current period which has had a material effect and is not related to matters already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Nil

19.4  Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

With effect from 1 July 2002, Australian tax law requires companies to maintain franking accounts on a tax paid basis.

The franking credits available to the Group at 31 March 2003, after allowing for tax payable in respect of the current reporting period’s profits that will be subject to Australian income tax, the payment of the interim dividend, and the receipt of dividends recognised as receivable at balance date, are estimated to be $nil (2002: $nil). The interim dividend for the year ending 30 September 2003 will be fully franked based on franking credits expected to arise in the tax year ending 30 June 2004.

The extent to which future dividends will be franked will depend on a number of factors including the level of the Group’s profits that will be subject to Australian income tax and any future changes to Australia’s business tax system (including the dividend imputation system) as a result of the Federal Government’s tax reform initiatives.

19.5  Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies - Disclosure).

The Group has adopted the new accounting standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” for the first time from 1 October 2002. Provisions for dividends are now recognised at the time the dividends are declared, determined or publicly recommended.  Previously, the Group recognised a provision for dividend in the reporting period to which the dividend related, even though the dividend was declared or announced after the end of that reporting period.

The effect of this change in accounting policy has been to increase opening retained profits and decrease provision for dividends by $1,151 million.

There was no impact on net profit or basic and diluted earnings per share for the half-year ended 31 March 2003.

19.6  Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

Nil

19.7  Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last annual report.

There have been no material changes in contingent liabilities or assets since those disclosed in the 2002 annual financial report.

Compliance statement

This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

This report does give a true and fair view of the matters disclosed.

This report is based on accounts to which one of the following applies.

(Tick one)

☐	The accounts have been audited.

☐	The accounts are in the process of being audited or subject to review.

☒	The accounts have been subject to review.

☐	The accounts have not yet been audited or reviewed.

If the audit report or review by the auditor is not attached, details of any qualifications are attached.

The entity has a formally constituted audit committee.

Sign here:		Date:	14 May 2003
(Company Secretary)

Print name:	Garry F. Nolan

Directors’ Declaration

The Directors of National Australia Bank Limited declare that:

a)     the financial statements, and the notes thereto, as set out on pages 1 to 18, comply with accounting standards and the Corporations Act 2001;

b)    the financial statements and notes thereto give a true and fair view of the financial position as at 31 March 2003, and of the performance of the Group for the half year ended 31 March 2003; and

c)     in the opinion of the directors, at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Melbourne this 14th day of May 2003 and signed in accordance with a resolution of the Board of Directors.

DCK Allen	FJ Cicutto
Chairman	Managing Director

Independent review report to the members of National Australia Bank Limited

We have reviewed the financial report of National Australia Bank Limited for the half year ended 31 March 2003, in the form of the half -yearly report pursuant to rule 4.1 of the Australian Stock Exchange Listing Rules, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes set out on pages 1 to 18, and the directors’ declaration.

The financial report includes the consolidated financial statements of the Group comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year.  The Company’s directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB1029 “Interim Financial Reporting” and other mandatory professional reporting requirements and statutory requirements, so as to present a view which is consistent with our understanding of the Group’s financial position and performance as represented by the results of its operations and its cash flows, and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data.  Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation.  The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit.  We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of National Australia Bank Limited is not in accordance with:

(a)	the Corporations Act 2001, including:
	i)	giving a true and fair view of the Group’s financial position as at 31 March 2003, and of its performance for the half-year ended on that date; and
	ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	other mandatory professional reporting requirements in Australia.

KPMG

Melbourne

PJ Matthey, Partner
14th May 2003

Report of the directors

The directors of National Australia Bank Limited (hereinafter referred to as the ‘Company’) present their report of the Group, being the Company and its controlled entities, for the half-year ended 31 March 2003 and the independent auditors’ review report thereon.

Directors

The Board has power to appoint persons as directors to fill any vacancies.  Other than the Managing Director, one third of the directors (or the nearest number to but not exceeding one third) are required to retire by rotation at each annual general meeting, together with any other director not in such one-third who has held office for three years or more and any directors appointed during the year to fill any vacancies.  Both the directors retiring by rotation and any newly appointed directors are eligible to stand for re-election.

Directors in office at the date of this report are:

DCK Allen (Chairman)	KJ Moss
FJ Cicutto	GA Tomlinson
JB Clark	ED Tweddell
PJB Duncan	CM Walter
GJ Kraehe

Dividends

The Directors have declared an interim dividend of 80 cents per ordinary share, fully franked, payable on 2 July 2003.

The extent to which future dividends will be franked, for Australian taxation purposes, will depend on a number of factors including the proportion of the Group’s profits that will be subject to Australian income tax and any future changes to Australia’s business tax system as a result of the Australian Government’s tax reform initiatives.

Rounding of amounts

Pursuant to Class Order 98/100 made by the Australian Securities and Investments Commission on 10 July 1998, the Company has rounded off amounts in this report and the accompanying financial statements to the nearest million dollars, except where indicated.

Group’s results

The net profit attributable to members of the Company for the Group for the half-year ended 31 March 2003 was $1,867 million, 17% lower than the March 2002 half year.

Review of operations

The previous corresponding period includes a contribution from SR Investment, Inc. and its wholly owned subsidiary HomeSide Lending, Inc (HomeSide), which was sold effective 1 October 2002.

The reduction in net profit attributable to members to $1,867 million, has been impacted by the sale of HomeSide ($107 million) and the adverse movement in the revaluation profit/(loss) (the excess of net market value over net assets of life insurance controlled entities) of $609 million ($442 million after tax).

Excluding the impact of these, net profit attributable to members has increased from the prior corresponding period.

The reduction in revenues from ordinary activities reflects the matters above, together with lower life insurance income and the inclusion of proceeds from the sale of the operating assets of HomeSide in the prior corresponding period.

Net interest income (interest income less interest expense) increased 4% to $3,746 million. This was impacted by strong volume growth, particularly in Australia and New Zealand, partially offset by a fall in the net interest margin.

The reduction in expenses from ordinary activities reflects lower life insurance expenses, lower expenses due to the sale of HomeSide and the inclusion of the carrying value of the HomeSide operating assets sold in the prior corresponding period.

The reduction in expenses has also been impacted by a fall in the charge to provide for doubtful debts. The charge in the prior corresponding period was impacted by a number of large corporate exposures.

The interim dividend per share has increased 8 cents to 80 cents, fully-franked.

Total assets have grown 4.5% from 30 September 2002 to $394,196 million at 31 March 2003. This was primarily driven by a 4.9% increase in loans and advances, as a result of volume growth particularly in relation to housing growth in the Australian and New Zealand retail banking operations. Net assets have increased 2.4% to $23,815 million.

Signed in accordance with a resolution of the directors.

DCK Allen

FJ Cicutto

Chairman	Managing Director

14 May, 2003

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook
Date:	14 May 2003	Title:	Associate Company Secretary